FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2003

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒       Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐       No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated October 15, 2003

APPROVED BY:
Robert Singer
Executive Vice President and Chief Financial Officer
Gucci Group NV

GUCCI GROUP N.V. ANNOUNCES
FINANCIAL RESULTS FOR SECOND QUARTER 2003
AND RECENT SALES TRENDS

Amsterdam, The Netherlands, October 15, 2003: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces financial results for the second quarter ended July 31, 2003 and recent sales trends.

HIGHLIGHTS

•               Gucci Group retail sales have surged since August 1, 2003, led by Gucci Division constant currency sales achieving strong double digit growth in Europe, Japan, Hong Kong and the United States. Yves Saint Laurent retail sales increased 31% in constant currency in the period August through October 12 led by 60% plus growth in the United States and Japan.

•               Gucci Group revenues were € 583.7 million; operating income before goodwill and trademark amortization and restructuring costs was € 26.8 million.

•               Gucci Division revenues were € 362.3 million ; operating income before goodwill amortization and restructuring was € 87.6 million (24.2% margin).

•               Yves Saint Laurent revenues were € 35.5 million, up 14.6% in constant currency.

•               YSL Beauté revenues were € 116.0 million, up 9.5% in constant currency. In the August-September period, revenues increased 27% on a constant currency basis.

•               Bottega Veneta revenues increased 33.7%, driven by 72.0% constant currency retail sales growth. The brand generated 42% growth in the August through mid-October period, led by 36% and 104% constant currency retail sales growth in Japan and the United States, respectively.

•               Alexander McQueen and Stella McCartney each grew revenues by more than 100%.

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., said:

“The second quarter marked an important transition for the Gucci brand.  In July we commenced delivery of our superb Fall/Winter collection, and we immediately began to experience the most significant sales growth we have seen since the luxury goods recession began on September 11, 2001. This slightly improved our second quarter results, which nonetheless suffered from the after effects of the critical situation this Spring, caused by the war in Iraq, SARS and the appreciation of the Euro.

This trend has continued to accelerate to outstanding levels as Gucci has experienced constant currency retail sales growth of 20% in the United States, 14% in Japan, 16% in Hong Kong and China and 10% in Europe from August 1 through October 12.

The outlook is now very positive. We have already received outstanding levels of reorders for Fall/Winter merchandise from our key wholesale accounts and very strong positive reaction to our cruise, main and fashion collections for Spring/Summer 2004.  Importantly, led by the exceptionally strong handbag and leather goods collections, other product categories (shoes, women’s and men’s ready-to-wear, jewelry) are participating in this growth.

Yves Saint Laurent has continued to develop its retail store network with important openings in Beverly Hills, New York, and Hong Kong during the second and third quarters, while also building its product offering with further expansion of the leather goods and shoes collections. This contributed to 31% constant currency retail sales growth from August 1 through October 12.

Bottega Veneta continued its outstanding growth, particularly in the United States and Japan, with constant currency retail sales growth in excess of 40% both in the second quarter and third quarter to date. Alexander McQueen, Stella McCartney and Balenciaga received outstanding critical acclaim for their fashion shows in Paris last week.

Although the overall profit performance of the Group in the second quarter was disappointing, our continued cost discipline and rapidly improving sales performance lead me to expect outstanding results in the third and fourth quarters of this year.”

Gucci Division

Gucci Division revenues were € 362.3 million, compared to € 367.4 million last year.

The competitive strength of the Gucci brand allowed the business to achieve growth in most of its major markets notwithstanding continued difficult trading conditions globally. Measured on a constant currency basis, retail sales by region in the second quarter were as follows:

•               In Japan, retail sales increased 10.3% in the second quarter. Growth accelerated in the third quarter, as retail sales increased 14% in August through mid-October.

•               In non-Japan Asia, retail sales increased 1.6%.  Excellent growth in South Korea (47.5%) and mainland China (35.3%) offset lower sales in Hong Kong, where SARS significantly cut tourism and local consumer spending.  In the August through mid-October period, retail sales increased 20% in South Korea and in Taiwan and 16% in Hong Kong / China, Gucci’s three largest markets in non-Japan Asia.

•               In the United States, retail sales increased 6.2%, driven by 12.5% growth on the mainland. In the August through mid-October period, retail sales in the United States advanced 20%, with growth reaching 22% on the mainland and double digits in Hawaii.

•               Excluding Italy, where a fall in tourism affected business, retail sales in Europe were flat. In the August through mid-October period retail sales in Europe excluding Italy advanced 23%.

The decline in the second quarter in watch sales was due largely to continued adverse trading conditions in the global watch industry. Sales of Gucci watches increased starting in August thanks primarily to strong demand for the iconic bamboo bracelet watch launched at the Basel Watch Fair last April.

Gucci continued to be highly profitable.  The gross margin was 67.4%, compared to 71.5%, a decline owing principally to a higher incidence of markdowns, the result of the weak consumer demand in the Spring/Summer season and Gucci’s conservative inventory valuation policy. The operating margin before goodwill amortization and restructuring was 24.2% ( € 87.6 million) compared to 29.9% (€ 109.8 million) last year.

Yves Saint Laurent

Yves Saint Laurent revenues were € 35.5 million, an increase of 14.6% on a constant currency basis. Retail sales growth on a constant currency basis was 22.8%, and accelerated to 31% in the period August through mid-October.

Sales of leather goods increased an exceptional 91.4% on a constant currency basis. This Fall the Yves Saint Laurent leather goods collection has continued to expand with the introduction of new handbag lines, such as St. Tropez and Cassandra.

During the second quarter, Yves Saint Laurent inaugurated important stores in Beverly Hills (Rodeo Drive) and New York (57th Street, off Fifth Avenue) and an accessory-only store on via Condotti in Rome.  In September Yves Saint Laurent opened a flagship in Hong Kong (Canton Road), completed renovation of its Paris flagship (Rue Faubourg St. Honoré) and inaugurated its relocated and enlarged store in London (Bond Street).

Higher store-operating expenses resulting from the expansion of the distribution network and a greater level of mark-downs contributed to the rise in the operating loss before goodwill and trademark amortization and restructuring to € 18.8 million from € 13.3 million last year.

YSL Beauté

YSL Beauté revenues were € 116.0 million, an increase of 9.5% on a constant currency basis.

Yves Saint Laurent brand sales increased 7.4% on a constant currency basis, led by 18.1% growth from make-up. YSL Beauté introduced perfumes Kingdom for Alexander McQueen and Essenza di Zegna for Zegna in the first half and Stella, the first Stella McCartney fragrance, in September.

Owing primarily to increased product development, design, communication and selling expenses associated with the launching of the new fragrances, YSL Beauté’s operating loss before goodwill and trademark amortization increased to € 18.4 million from € 12.1 million.

Goodwill and Trademark Amortization

Goodwill and trademark amortization was € 30.2 million ( € 23.9 million, net of tax), compared to € 30.9 million (€ 25.2 million, net of tax).

Restructuring Expenses

Restructuring expenses included primarily the estimated costs of certain store closures, inventory writedowns and employee layoffs.

Financial Income

Net financial income was € 4.7 million, compared to € 14.7 million, reflecting € 16.8 million of interest income on cash under management (an average annualized yield on cash under management of 2.49%), net of financial expenses of € 12.1 million.

Net Financial Indebtedness

As of July 31, 2003, the net cash position, including long term financial assets of  € 253.9 million, was € 1,075.9 million.  Following the € 1,347.0 million payment of capital to shareholders on October 2, 2003, the net debt position was approximately € 250 million.  Management expects the net debt position to be less than € 100 million by the end of fiscal year 2003.

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies.  Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores.  The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect the Company’s operations are discussed in the Company’s Annual Report on Form 20-F for 2002, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:	For investors / analysts inquiries:
Tomaso Galli	Cedric Magnelia / Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

For additional information please visit www.guccigroup.com

Tables to follow

GUCCI GROUP

SECOND QUARTER REVENUES

(In millions of Euro)

	Second Quarter 2003	Second Quarter 2002	% Increase (Decrease)
Gucci Division	362.3	367.4	(1.4)%
Yves Saint Laurent	35.5	33.7	5.5%
YSL Beauté	116.0	114.4	1.3%
Other Operations	83.5	71.9	16.1%
Interdivisional	(13.6)	(10.3)	n/m
Total	583.7	577.1	1.1%

GUCCI GROUP

SECOND QUARTER OPERATING PROFIT (LOSS) BEFORE GOODWILL AND

TRADEMARK AMORTIZATION AND RESTRUCTURING EXPENSES

(In millions of Euro)

	Second Quarter 2003	Second Quarter 2002	% Increase (Decrease)
Gucci Division	87.6	109.8	(20.2)%
Yves Saint Laurent	(18.8)	(13.3)	n/m
YSL Beauté	(18.4)	(12.1)	n/m
Other Operations	(14.2)	(14.3)	n/m
Corporate Expenses	(9.7)	(7.8)	n/m
Interdivisional	0.3	0.1	n/m
Total	26.8	62.4	(58.4)%

GUCCI DIVISION

SECOND QUARTER REVENUES

(In millions of Euro)

	Second Quarter 2003	Second Quarter 2002	% Increase (Decrease)
Directly-operated Stores	243.3	245.7	(1.0)%
Wholesale Distribution*	71.3	66.9	6.6%
Timepieces and Jewelry Distribution	36.8	43.8	(16.0)%
Royalties	10.4	11.7	(11.6)%
Interdivisional	0.5	(0.7)	n/m
Total	362.3	367.4	(1.4)%
Leather goods	179.2	180.0	(0.5)%
Shoes	49.3	43.2	14.1%
Ready-To-Wear	48.0	49.8	(3.6)%
Watches	37.3	46.4	(19.5)%
Jewelry	24.2	21.2	14.5%
Other	13.4	15.8	(15.3)%
Royalties	10.4	11.7	(11.6)%
Interdivisional	0.5	(0.7)	n/m
Total	362.3	367.4	(1.4)%
Europe	117.7	124.1	(5.2)%
United States	78.4	78.5	(0.2)%
Japan	89.6	84.8	5.6%
Rest of Asia	63.8	71.5	(10.8)%
Rest of World	12.3	9.2	34.8%
Interdivisional	0.5	(0.7)	n/m
Total	362.3	367.4	(1.4)%

(*) Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI GROUP

FIRST HALF REVENUES

(In millions of Euro)

	First Half 2003	First Half 2002	% Increase (Decrease)
Gucci Division	682.7	738.6	(7.6)%
Yves Saint Laurent	68.4	66.8	2.4%
YSL Beauté	256.8	257.0	(0.1)%
Other Operations	165.0	139.1	18.7%
Interdivisional	(22.2)	(16.7)	n/m
Total	1,150.7	1,184.8	(2.9)%

GUCCI GROUP

FIRST HALF OPERATING PROFIT (LOSS) BEFORE GOODWILL AND

TRADEMARK AMORTIZATION AND RESTRUCTURING EXPENSES

(In millions of Euro)

	First Half 2003	First Half 2002	% Increase (Decrease)
Gucci Division	152.4	203.6	(25.1)%
Yves Saint Laurent	(40.3)	(33.0)	N/m
YSL Beauté	(25.3)	(9.2)	N/m
Other Operations	(34.5)	(30.0)	N/m
Corporate Expenses	(19.6)	(17.9)	N/m
Interdivisional	(0.2)	0.0	N/m
Total	32.5	113.5	(71.3)%

GUCCI DIVISION

FIRST HALF REVENUES

(In millions of Euro)

	First Half 2003	First Half 2002	% Increase (Decrease)
Directly-operated Stores	468.2	503.9	(7.1)%
Wholesale Distribution*	122.9	126.3	(2.7)%
Timepieces and jewelry Distribution	68.8	81.9	(16.0)%
Royalties	21.8	26.4	(17.5)%
Interdivisional	1.0	0.1	n/m
Total	682.7	738.6	(7.6)%
Leather goods	331.3	361.8	(8.4)%
Shoes	89.9	89.6	0.3%
Ready-To-Wear	95.5	100.6	(5.1)%
Watches	70.0	88.8	(21.1)%
Jewelry	46.0	39.6	16.3%
Other	27.2	31.7	(14.0)%
Royalties	21.8	26.4	(17.5)%
Interdivisional	1.0	0.1	n/m
Total	682.7	738.6	(7.6)%
Europe	223.9	250.2	(10.5)%
United States	144.1	157.0	(8.2)%
Japan	181.8	182.7	(0.5)%
Rest of Asia	113.0	129.3	(12.6)%
Rest of World	18.9	19.3	(2.0)%
Interdivisional	1.0	0.1	n/m
Total	682.7	738.6	(7.6)%

(*) Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI GROUP

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME

(In millions of Euro, except per share and share amounts)

	2nd Quarter 2003	2nd Quarter 2002	1st Half 2003	1st Half 2002
Net Revenues	583.7	577.1	1,150.7	1,184.8
Gross Profit	375.6	394.5	760.0	809.4
Selling, General and Administrative expenses	348.8	332.1	727.5	695.9
Restructuring expenses	14.5	0.0	14.5	0.0
Goodwill and trademark	30.2	30.9	60.3	61.7
Amortization
Operating profit (loss)	(17.9)	31.5	(42.3)	51.8
Financial income, net	4.7	14.7	12.4	30.7
Other income (expenses)	8.3	(2.3)	9.2	(3.0)
Pre-tax income (loss)	(4.9)	43.9	(20.7)	79.5
Taxation	(23.5)	2.6	(38.6)	4.3
Minority interests	4.1	1.5	5.9	3.1
Net income	22.7	42.8	23.8	78.3

Net income per share-basic	0.23	0.42	0.24	0.77
Net income per share-diluted	0.23	0.42	0.24	0.76
Weighted number of shares outstanding – basic	—	—	99,101,118	101,243,294
Weighted number of shares outstanding – diluted	—	—	100,291,728	102,874,301

GUCCI GROUP

SUMMARIZED CONSOLIDATED BALANCE SHEETS

(In millions of Euro)

	July 31, 2003	January 31, 2003
Assets
Current Assets
Cash and cash equivalents	2,690.2	2,934.6
Trade receivables, net	310.6	331.8
Inventories, net	549.5	472.0
Deferred tax assets	236.9	191.2
Current value of hedge derivatives	115.8	110.6
VAT reimbursement receivables	148.2	149.0
Other current assets	179.6	177.2
Total current assets	4,230.8	4,366.4

Non-current assets
Property, plant and equipment, net	958.1	912.5
Goodwill, trademarks, other intangible assets and deferred charges, net	2,036.0	2,110.0
Other non-current assets	387.8	391.7
Total non-current assets	3,381.9	3,414.2
Total assets	7,612.7	7,780.6

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts and short-term loans	544.2	630.5
Trade payables and accrued expenses	474.5	478.5
Other current liabilities	253.6	271.0
Return of capital payable	1,347.0	0.0
Total current liabilities	2,619.3	1,380.0

Non-current liabilities
Long-term financial payables	1,324.0	1,202.4
Long-term tax payable and deferred tax liabilities	349.5	373.2
Other non-current liabilities	93.4	89.0
Total non-current liabilities	1,766.9	1,664.6
Total liabilities	4,386.2	3,044.6

Minority interests	54.8	64.6
Shareholders’ equity	3,171.7	4,671.4
Total liabilities and shareholders’ equity	7,612.7	7,780.6

# # #

ANNEX:

RECONCILIATION OF OPERATING PROFIT (LOSS) BEFORE GOODWILL AND

TRADEMARK AMORTIZATION AND RESTRUCTURING EXPENSES (“EBITA BEFORE

RESTRUCTURING”) TO OPERATING PROFIT BEFORE GOODWILL AND

TRADEMARK AMORTIZATION (“EBITA”)

(In millions of Euro)

	2nd quarter 2003	1st Half 2003
Gucci Division
EBITA before restructuring	87.6	152.4
Restructuring expenses	2.2	2.2
EBITA	85.4	150.2

Yves Saint Laurent
EBITA before restructuring	(18.8)	(40.3)
Restructuring expenses	2.0	2.0
EBITA	(20.8)	(42.3)

YSL Beauté
EBITA before restructuring	(18.4)	(25.3)
Restructuring expenses	0.0	0.0
EBITA	(18.4)	(25.3)

Other Operations
EBITA before restructuring	(14.2)	(34.5)
Restructuring expenses	10.3	10.3
EBITA	(24.5)	(44.8)

Corporate Expenses	(9.7)	(19.6)
Interdivisional	0.3	(0.2)

Total
EBITA before restructuring	26.8	32.5
Restructuring expenses	14.5	14.5
EBITA	12.3	18.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date:	16 October 2003	By:	/s/ Robert S. Singer
		Name:	Robert S. Singer
		Title:	Chief Financial Officer